JD GROUP

Reviewed interim results

for the six months ended 29 February 2004

The numbers do the talking



Reviewed interim results

for the six months ended 29 February 2004

Financial highlights

- Revenue up by 95% to R4,7 billion (2003: R2,4 billion)
- Total sale of merchandise up by 113% to R3,2 billion (2003: R1,5 billion)
- Operating income up by 124% to R684 million (2003: R305 million)
- Headline earnings per share up by 63% to 272,5 cents (2003: 167,3 cents)
- Distribution per share up by 114% to 90 cents (2003: 42 cents)
- Gearing down to 17%

Operational highlights

- Profurn operations fully integrated
- Very strong cash generation
- Poland gaining critical mass
- Operating margin improves to 14,4% (2003: 12,6%)

Trading environment and implications

- Favourable economic conditions in local durable credit retail market persists
- Benefits from real growth in consumers' disposable income enhances credit risk profile
- Potential for further margin expansion

Income statement

Audited 12 months ended 31 August 2003 R million		**Reviewed 6 months ended 29 February 2004 R million**	Reviewed 6 months ended 28 February 2003 R million	Change %
3 819	Sale of merchandise	**3 201**	1 504	113
1 113	Finance charges earned	**741**	443	67
761	Financial services	**603**	361	67
273	Other services	**189**	119	59
5 966	Revenue	**4 734**	2 427	95
2 613	Cost of sales	**2 164**	1 014	113
2 522	Operating expenses before the following:	**1 830**	1 080	69
67	Depreciation	**43**	28	54
	Amortisation			
5	Goodwill	**1**	2	
14	Trademark (provisional)	**16**		
(2)	Surplus on disposal of property, plant and equipment	**(4)**	(2)	
747	Operating income	**684**	305	124
(15)	Investment income	**(6)**	(3)	
154	Finance costs – net (note 3)	**68**	70	(3)
608	Income before taxation	**622**	238	161
160	Taxation	**168**	52	223
448	Income after taxation	**454**	186	144
(1)	Attributable to outside shareholders	**–**	(1)	
449	Income attributable to shareholders	**454**	187	143
	Reconciliation of headline earnings			
449	Income attributable to shareholders	**454**	187	
5	Goodwill amortised	**1**	2	
(2)	Surplus on disposal of property, plant and equipment	**(4)**	(2)	
1	Taxation thereon	**1**	1	
453	Headline earnings	**452**	188	140
166 830	Number of shares in issue (000)	**169 000**	112 730	50
1 419	Treasury shares held (000)	**1 292**	639	
165 411	Number of shares held outside the Group (000)	**167 708**	112 091	50
	Weighted average number of shares in issue (000)			
133 196	– basic	**166 065**	112 091	48
134 771	– diluted	**171 398**	113 057	52
	Headline earnings per share (cents)			
340,5	– basic	**272,5**	167,3	63
336,5	– diluted	**264,0**	165,9	59
	Earnings per share (cents)			
337,3	– basic	**273,6**	167,2	64
333,4	– diluted	**265,1**	165,8	60
110	Distribution to shareholders (cents)	**90**	42	114
42	– Interim (proposed)	**90**	42	
68	– Final			
12,5	Operating margin (%)	**14,4**	12,6	14

Balance sheet

Audited 31 August 2003 R million		**Reviewed 29 February 2004 R million**	Reviewed 28 February 2003 R million
	Assets		
1 026	Non-current assets	**969**	343
210	Property, plant and equipment	**210**	144
42	Goodwill	**44**	51
315	Trademark (provisional) (note 6)	**299**	
146	Investments	**136**	110
313	Deferred taxation	**280**	38
6 150	Current assets	**6 649**	3 986
739	Inventories	**765**	455
4 860	Trade and other receivables (note 4)	**4 955**	3 493
27	Financial assets	**37**	9
80	Taxation	**44**	1
444	Bank balances and cash	**848**	28
7 176	Total assets	**7 618**	4 329
	Equity and liabilities		
	Equity and reserves		
1 778	Share capital and premium	**1 826**	782
(39)	Treasury shares	**(35)**	(22)
127	Non-distributable reserve	**124**	1
1 415	Retained income	**1 720**	1 264
111	Shareholders for dividend	**151**	47
3 392	Shareholders' equity	**3 786**	2 072
1 412	Non-current liabilities	**1 704**	1 206
831	Interest bearing long term liabilities	**1 130**	929
581	Deferred taxation	**574**	277
2 372	Current liabilities	**2 128**	1 051
1 801	Trade and other payables (note 5)	**1 686**	748
506	Interest bearing liabilities	**366**	274
–	Financial liabilities	**6**	9
64	Taxation	**70**	9
1	Bank overdraft	**–**	11
7 176	Total equity and liabilities	**7 618**	4 329
146	Directors' valuation of unlisted investments	**136**	110
11	Capital expenditure authorised and contracted	**–**	–
90	Capital expenditure authorised but not yet contracted	**32**	50
1 541	Operating lease commitments	**1 375**	919
	The Group has no other material commitments or contingent liabilities.		
2 033,0	Net asset value per share (cents)	**2 240,5**	1 838,5
26,3	Gearing ratio (net) (%)	**17,1**	57,2

Cash flow statement

Audited 12 months ended 31 August 2003 R million		**Reviewed 6 months ended 29 February 2004 R million**	Reviewed 6 months ended 28 February 2003 R million
385	Cash flows from operating activities	**227**	(79)
816	Cash generated by trading	**745**	333
(108)	Increase in working capital	**(276)**	(291)
708	Cash generated by operations	**469**	42
15	Investment income	**6**	3
(163)	Finance costs – net	**(77)**	(68)
(103)	Taxation paid	**(58)**	(31)
457	Cash available from operating activities	**340**	(54)
(72)	Dividends paid	**(113)**	(25)
(111)	Cash flows from investing activities	**(29)**	(59)
(26)	Acquisition of subsidiaries	**–**	(24)
(20)	Acquisition of outside shareholders in BoConcept UK Ltd	**–**	–
16	Investment receipts	**10**	–
18	Proceeds on disposal of property, plant and equipment	**8**	7
(99)	Additions to property, plant and equipment	**(47)**	(42)
8	Cash flows from financing activities	**207**	(65)
(1)	Proceeds on issue of shares (odd lot offer)	**–**	–
–	Shares issue expenses	**–**	–
3	Proceeds on disposal of treasury shares by share incentive trusts	**48**	–
240	Long term bank borrowings raised	**347**	–
(181)	Long term bank borrowings repaid	**(331)**	(47)
–	Finance lease liability raised	**200**	–
(53)	Finance lease liability repaid	**(57)**	(18)
282	Net increase in cash and cash equivalents	**405**	(203)
161	Cash and cash equivalents at beginning of period	**443**	220
443	Cash and cash equivalents at end of period	**848**	17
99	Capital expenditure incurred	**47**	42

Statement of changes in equity

	Share capital R million	Share premium R million
Balance at 31 August 2002		
– as previously reported	6	776
Consolidation of share incentive trusts*		
Balance at 31 August 2002		
– restated	6	776
Income attributable to shareholders		
Distributable to shareholders		
Paid to shareholders		
Translation of foreign entities		
Issue of share capital		
Balance at 28 February 2003		
– restated	6	776
– as previously reported	6	776
Consolidation of share incentive trusts*		
Income attributable to shareholders		
Distributable to shareholders		
Distributable to share incentive trusts*		
Paid to shareholders		
Paid to share incentive trusts*		
Shares issued to share incentive trusts*		
Proceeds on disposal of treasury shares by share incentive trusts*		
Issue of share capital in respect of the acquisition of Profurn	2	986
Revaluation of shares issued pursuant to the acquisition of Profurn		
Odd lot offer purchases		(2)
Odd lot offer sales		2
Translation of foreign entities		
Issue of share capital	–	8
Treasury shares acquired		
Balance at 31 August 2003		
– restated	8	1 770
– as previously reported	8	1 770
Consolidation of share incentive trusts*		
Income attributable to shareholders		
Distributable to shareholders		
Distributable to share incentive trusts		
Paid to shareholders		
Paid to share incentive trusts		
Proceeds on disposal of treasury shares		
Profit on disposal of treasury shares transferred to retained income		
Shares issued to share incentive trusts		
Proceeds on disposal of treasury shares by share incentive trusts		
Translation of foreign entities		
Issue of share capital		48
Balance at 29 February 2004	**8**	**1 818**

** Restated comparative*

Treasury shares R million	Non-distributable reserve R million	Retained income R million	Shareholders for dividend R million	Total R million
–	24	1 112	25	1 943
(22)		12		(10)
(22)	24	1 124	25	1 933
		187		187
		(47)	47	–
			(25)	(25)
	(23)			(23)
				–
(22)	1	1 264	47	2 072
	1	1 252	47	2 082
(22)		12		(10)
		262		262
		(113)	113	–
		2	(2)	–
			(47)	(47)
			–	–
(7)				(7)
3				3
				988
	139			139
				(2)
				2
	(13)			(13)
				8
(13)				(13)
(39)	127	1 415	111	3 392
(13)	127	1 401	113	3 406
(26)		14	(2)	(14)
		454		454
		(154)	154	–
		1	(1)	–
			(115)	(115)
			2	2
8				8
(4)		4		–
(48)				(48)
48				48
	(3)			(3)
48				48
(35)	**124**	**1 720**	**151**	**3 786**

Notes

1. Accounting policies

The accounting policies used in the preparation of the interim profit announcement are consistent with those applied in the previous financial year ended 31 August 2003, which were compliant with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

The announcement was compiled in terms of AC127/IAS34 – Interim Reporting.

2. Changes in comparative figures

A recent ruling given by the GAAP Monitoring Panel has provided more clarity regarding the consolidation of share incentive trusts. In light of this, the Group has consolidated the JD Group Employee Share Incentive Scheme and the JD Group Limited Share Incentive Trust in the current reporting period. Intercompany loan accounts have been eliminated and Group shares held by the trusts have been shown as treasury shares. Comparative figures have been restated.

In addition to the changes evident from the statement of changes in equity, the following amounts have been restated:

Income statement
There was no impact on the income statement.

Earnings per share
Basic and diluted earnings per share were adjusted by the inclusion of the additional treasury shares held by the Group as a result of the consolidation of the share incentive trusts.

Audited 31 August 2003 R million		Reviewed 28 February 2003 R million
	As previously reported	
	Weighted average number of shares in issue (000)	
133 837	– basic	112 730
135 413	– diluted	113 696
	Headline earnings per share (cents)	
338,8	– basic	166,4
334,9	– diluted	164,9
	Earnings per share (cents)	
335,7	– basic	166,3
331,8	– diluted	164,8
	Restated	
	Weighted average number of shares in issue (000)	
133 196	– basic	112 091
134 771	– diluted	113 057
	Headline earnings per share (cents)	
340,5	– basic	167,3
336,5	– diluted	165,9
	Earnings per share (cents)	
337,3	– basic	167,2
333,4	– diluted	165,8
Balance sheet		
	Share incentive trusts – loans receivable	
12	As previously reported	10
(12)	Share incentive trust loan accounts eliminated on consolidation	(10)
–	Restated balance	–
	Trade and other payables	
1 799	As previously reported	748
2	Amounts payable to share incentive trust participants	–
1 801	Restated balance	748
	Net asset value per share (cents)	
2 041,2	As previously reported	1 847,2
2 033,0	Restated as a result of the consolidation of the share incentive trusts	1 838,5
Cash flow statement		
	Increase in working capital	
(110)	As previously reported	(291)
2	Increase in amounts payable to share incentive trust participants	–
(108)	Restated balance	(291)

The recent release of the improvements to International Financial Reporting Standards has clarified that the International Accounting Standard Board only requires inventory (cost of sales) and trade payables (finance costs) to be adjusted for the benefit obtained from extended credit terms, where the terms are beyond the normal credit terms in the industry. The Group has therefore reversed the prior year provision regarding the imputed interest cost. The impact is as follows:

	Cost of sales R million	Finance costs – net R million	Operating income R million	Operating margin %
Year ended 31 August 2003				
As previously reported	2 557	210	803	13,5
Adjustment	56	(56)	(56)	
Restated	2 613	154	747	12,5

3. Finance costs – net

Audited 12 months ended 31 August 2003 R million		**Reviewed 6 months ended 29 February 2004 R million**	Reviewed 6 months ended 28 February 2003 R million
181	Interest paid	**94**	83
(21)	Interest received	**(23)**	(17)
(6)	Fair value (gains)/losses on financial assets and liabilities	**(3)**	4
154		**68**	70

4. Trade and other receivables

Audited 31 August 2003 R million		**Reviewed 29 February 2004 R million**	Reviewed 28 February 2003 R million
6 592	Instalment sale receivables (note a)	**6 932**	4 424
(2 100)	*Less:* Provisions	**(2 259)**	(1 077)
(965)	Unearned finance charges	**(1 000)**	(679)
(697)	Bad debts	**(791)**	(156)
(438)	Other (note b)	**(468)**	(242)
4 492	Net instalment sale receivables	**4 673**	3 347
368	Other receivables	**282**	146
4 860	Total accounts receivable	**4 955**	3 493
31,86%	*Provisions as a percentage of instalment sale receivables*	**32,59%**	*24,34%*

In accordance with industry norms, amounts due from instalment sale receivables, receivable after one year, are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

a. Classified as originated loans and receivables and carried at amortised cost.
b. Other provisions consist of provisions for extended guarantees, unearned club, insurance and collection fees raised on fair valuation of the Profurn closed branches.

Bank borrowings are secured by a negative pledge of accounts receivable.

5. Trade and other payables

Included in trade and other payables are the following provisions raised on the acquisition of Profurn:

	Raised at acquisition R million	Audited 31 August 2003 R million	Utilised during current period R million	**Reviewed 29 February 2004 R million**
Retrenchment costs	39	20	3	**17**
Closing of facilities	38	12	6	**6**
Lease closure costs	167	137	17	**120**
	244	169	26	**143**

6. Trademark (provisional)

The excess of the purchase consideration made over the fair value of the net assets acquired from Profurn has been recognised as a provisional trademark. The fair values of these assets and liabilities have not yet been finalised. The Group has until the end of this financial year to finalise the fair values. Once this is completed and the trademark has been fairly valued, these provisional fair values may be amended with an adjustment to goodwill and deferred taxation where applicable.

Segmental report – 6 months ended 29 February 2004

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express	Sub-total
Revenue	Rm	968	721	368	413	217	2 687
Operating income	Rm	223	146	72	78	43	562
Depreciation	Rm	1	1	1	1	–	4
Total assets	Rm	1 444	1 079	539	730	292	4 084
Total current liabilities	Rm	248	196	115	91	62	712
Capital expenditure	Rm	1	1	1	1	1	5
Operating margin	%	23,0	20,2	19,6	18,9	19,8	20,9
Total sale of merchandise	Rm	566	421	237	215	130	1 569
Share of Group sale of merchandise	%	17,7	13,1	7,4	6,7	4,1	49,0
Credit sales	Rm	439	316	181	199	89	1 224
Percentage of total	%	77,6	75,1	76,4	92,6	68,5	78,0
Cash sales	Rm	127	105	56	16	41	345
Percentage of total	%	22,4	24,9	23,6	7,4	31,5	22,0
Deposit rate on credit sales	%	14,0	16,2	18,3	14,2	17,4	15,5
Number of stores		199	151	86	117	113	666
Revenue per store	R000	4 864	4 775	4 279	3 530	1 920	4 035
Retail square meterage		139 809	118 798	64 023	69 726	16 676	409 032
Revenue per square metre	Rand	6 924	6 069	5 748	5 923	13 013	6 569
Number of employees		3 038	2 450	1 402	1 932	718	9 540
Revenue per employee	R000	319	294	262	214	302	282
Instalment sale receivables – gross	Rm	1 816	1 302	596	924	354	4 992
Bad debts written off	Rm	54	37	12	40	6	149
Bad debts written off as a percentage of gross receivables	%	3,0	2,8	2,0	4,3	1,7	3,0
Receivables' arrears	Rm	287	156	60	174	23	700
Receivables' arrears as a percentage of gross receivables	%	15,8	12,0	10,1	18,8	6,5	14,0
Collection rate	%	6,8	6,9	7,9	5,7	7,4	6,8
Average length of the book	Months	14,7	14,5	12,7	17,5	13,5	14,7

** Operations to be disposed of and/or discontinued.*

Morkels	Barnetts	Hi-Fi Corp	Other*	Sub-total	Abra	Bo-Concept	Sub-total	Corporate	Group
488	341	933	127	1 889	108	48	156	2	4 734
105	78	151	(3)	331	(4)	(17)	(21)	(188)	684
1	1	2	5	9	1	2	3	27	43
654	581	158	346	1 739	55	62	117	1 678	7 618
123	79	96	2	300	29	35	64	1 052	2 128
–	–	2	–	2	2	1	3	37	47
21,5	22,9	16,2	(2,4)	17,5	(3,7)	(35,4)	(13,5)		14,4
293	182	933	70	1 478	106	46	152	2	3 201
9,2	5,7	29,1	2,2	46,2	3,3	1,4	4,7	0,1	100,0
217	159	39	50	465					1 689
74,1	87,4	4,2	71,4	31,5					52,8
76	23	894	20	1 013	106	46	152	2	1 512
25,9	12,6	95,8	28,6	68,5	100,0	100,0	100,0	100,0	47,2
13,5	12,8	22,8	24,1	15,2					15,4
122	107	16	35	280	33	8	41		987
4 000	3 187	58 313	3 629	6 746	3 273	6 000	3 805		4 796
88 316	62 024	27 450	27 389	205 179	28 638	6 274	34 912		649 123
5 526	5 498	33 989	4 637	9 207	3 771	7 651	4 468		7 293
1 740	1 848	1 125	683	5 396	409	106	515	478	15 929
280	185	829	186	350	264	453	303		297
919	757	8	256	1 940					6 932
30	32		19	81					230
3,3	4,2		7,4	4,2					3,3
124	131		79	334					1 034
13,5	17,3		30,9	17,2					14,9
7,4	6,8		6,1	7,0					6,8
13,5	14,7		16,4	14,3					14,7

Segmental report – year ended 31 August 2003

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express	Sub-total
Revenue	Rm	1 572	1 174	647	642	363	4 398
Operating income	Rm	313	197	76	84	55	725
Depreciation	Rm	2	2	1	1	1	7
Total assets	Rm	1 352	968	513	660	265	3 758
Total current liabilities	Rm	233	184	96	81	61	655
Capital expenditure	Rm	1	2	1	2	1	7
Operating margin	%	19,9	16,8	11,7	13,1	15,2	16,5
Total sale of merchandise	Rm	912	689	415	331	222	2 569
Share of Group sale of merchandise	%	23,9	18,0	10,9	8,7	5,8	67,3
Credit sales	Rm	760	533	324	308	150	2 075
Percentage of total	%	83,3	77,4	78,1	93,1	67,6	80,8
Cash sales	Rm	152	156	91	23	72	494
Percentage of total	%	16,7	22,6	21,9	6,9	32,4	19,2
Deposit rate on credit sales	%	12,0	14,4	18,5	13,5	17,5	
Number of stores		198	149	88	117	114	666
Revenue per store	R000	7 939	7 879	7 352	5 487	3 184	6 604
Retail square meterage		139 002	116 655	65 121	69 726	16 814	407 318
Revenue per square metre	Rand	11 309	10 064	9 935	9 207	21 589	10 797
Number of employees		3 016	2 430	1 447	1 912	696	9 501
Revenue per employee	R000	521	483	447	336	522	463
Instalment sale receivables – gross	Rm	1 684	1 175	574	838	314	4 585
Bad debts written off	Rm	95	64	33	67	10	269
Bad debts written off as a percentage of gross receivables	%	5,6	5,4	5,7	8,0	3,2	5,9
Receivables' arrears	Rm	282	152	63	189	22	708
Receivables' arrears as a percentage of gross receivables	%	16,7	12,9	11,0	22,6	7,0	15,4
Collection rate	%	6,5	6,7	7,5	5,5	7,4	6,5
Average length of the book	Months	15,3	14,9	13,4	18,3	13,5	15,3

** Operations to be disposed of and/or discontinued.*

† These business units have been consolidated for a 5 month period, therefore certain calculations have not been presented as it is considered that they would not be meaningful.

Morkels[†]	Barnetts[†]	Hi-Fi Corp[†]	Other[*†]	Sub-total	Abra	Bo-Concept	Sub-total	Corporate	Group
333	221	569	135	1 258	209	101	310		5 966
63	41	73	25	202	(8)	(35)	(43)	(137)	747
2	2	1	5	10	2	6	8	42	67
723	500	176	262	1 661	74	98	172	1 585	7 176
120	57	150	54	381	37	31	68	1 268	2 372
–	–	1	1	2	4	21	25	65	99
18,9	18,6	12,8	18,5	16,1	(3,8)	(34,7)	(13,9)		12,5
194	114	569	71	948	205	97	302		3 819
5,1	3,0	14,9	1,9	24,8	5,4	2,5	7,9		100,0
145	98	34	49	326					2 401
74,7	86,0	6,0	69,0	34,4					62,9
49	16	535	22	622	205	97	302		1 418
25,3	14,0	94,0	31,0	65,6	100,0	100,0	100,0		37,1
14,4	12,9	24,3							
119	100	15	44	278	26	8	34		978
					8 038	12 625	9 118		
86 259	56 085	25 950	34 313	202 607	26 684	7 012	33 696		643 621
					7 832	14 404	9 200		
1 709	1 727	1 065	735	5 236	394	98	492	509	15 738
					530	1 031	630		
952	696	4	355	2 007					6 592
24	28		22	74					343
162	168		106	436					1 144
17,0	24,1		29,9	21,7					17,4
6,4	6,4								
15,6	15,6								

Segmental report – 6 months ended 28 February 2003

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express	Sub-total
Revenue	Rm	801	599	335	332	184	2 251
Operating income	Rm	168	98	43	55	26	390
Depreciation	Rm	1	1	1	1	–	4
Total assets	Rm	1 356	980	560	659	263	3 818
Total current liabilities	Rm	219	173	86	74	53	605
Capital expenditure	Rm	1	1	–	1	–	3
Operating margin	%	21,0	16,3	12,7	16,5	14,2	17,3
Total sale of merchandise	Rm	470	358	216	175	114	1 333
Share of Group sale of merchandise	%	31,3	23,8	14,3	11,6	7,6	88,6
Credit sales	Rm	398	281	171	164	78	1 092
Percentage of total	%	84,7	78,5	79,2	93,7	68,4	81,9
Cash sales	Rm	72	77	45	11	36	241
Percentage of total	%	15,3	21,5	20,8	6,3	31,6	18,1
Deposit rate on credit sales	%	11,1	13,4	18,0	13,0	17,8	13,5
Number of stores		194	147	90	109	112	652
Revenue per store	R000	4 129	4 075	3 722	3 046	1 643	3 452
Retail square meterage		136 764	116 271	67 775	69 201	17 630	407 641
Revenue per square metre	Rand	5 857	5 152	4 943	4 798	10 437	5 522
Number of employees		2 811	2 268	1 431	1 740	644	8 894
Revenue per employee	R000	285	264	234	191	286	253
Instalment sale receivables – gross	Rm	1 593	1 140	608	776	307	4 424
Bad debts written off	Rm	44	28	13	31	4	120
Bad debts written off as a percentage of gross receivables	%	2,8	2,5	2,1	4,0	1,3	2,7
Receivables' arrears	Rm	230	132	59	151	20	592
Receivables' arrears as a percentage of gross receivables	%	14,4	11,6	9,7	19,5	6,5	13,4
Collection rate	%	6,4	6,6	7,3	5,3	7,3	6,8
Average length of the book	Months	14,7	14,5	12,8	18,2	13,1	14,8

Abra	Bo-Concept	Sub-total	Corporate	Group
119	57	176		2 427
(8)	(13)	(21)	(64)	305
1	3	4	20	28
57	102	159	352	4 329
49	29	78	368	1 051
1	15	16	23	42
(6,7)	(22,5)	(11,9)		12,6
117	54	171		1 504
7,8	3,6	11,4		100,0
		0		1 092
				72,6
117	54	171		412
100,0	100,0	100,0		27,4
				13,5
24	7	31		683
4 958	8 143	5 677		3 553
24 638	5 191	29 829		437 470
4 830	10 981	5 900		5 548
385	74	459	320	9 673
309	770	383		251
				4 424
				120
				2,7
				592
				13,4
				6,8
				14,8

Comments

Operating environment

The period under review was characterised by declining interest rates, low inflation and reduced personal tax resulting in an overall increase in consumer disposable income. The strength of the Rand caused the prices of our imported products to decline, making them more affordable. Sound and video products, all imported, experienced year on year deflation of up to 25%. These factors have contributed towards significant unit sales growth.

Financial overview

The results to 28 February 2003 ("comparative period" or "2003") do not include the results of the ex-Profurn Limited ("Profurn") stores, which were first consolidated from 23 April 2002.

Revenue increased by 95% to R4,7 billion (2003: R2,4 billion), with sale of merchandise increasing by 113% to R3,2 billion (2003: R1,5 billion). Revenue growth represents organic growth of 17%, the balance relates to the acquired businesses. Sale of merchandise constituted 68% of total revenue (2003: 62%), with the remainder contributed by finance charges, financial services and other services.

Southern African revenue contributed 97% of total revenue (2003: 93%). BoConcept®'s revenue increased by 5,1% in Sterling terms and Abra grew revenue by 22,3% in Zloty terms.

Credit sales accounted for 52,8% of total sales (2003: 72,6%), considerably lower than the corresponding period. This is attributable to the inclusion of Hi-Fi Corporation, the bulk of whose sales are for cash, and to the relatively higher cash sales in our other chains due to the higher levels of disposable income in our customer base.

Cost of sales rose to R2,2 billion (2003: R1,0 billion), which tracked the increase in the sale of merchandise of 113%. Notwithstanding the relatively larger portion of low margin business in Hi-Fi Corporation, gross margins at Group level were stable at 32% (2003: 33%). This was due to overall margin increases across all other chains.

Finance charges earned increased by 67% over the comparable period to R741 million in a lower usury rate environment. Financial services, which includes all the Group's insurance offerings, increased by 67% to R603 million. This combined contribution to revenue is relatively lower due to the lower credit sales volumes.

Operating expenses grew by 69% to R1,8 billion. Expenses in the southern African operations grew by 66%, by 18,7% in the UK and by 19,5% in Poland, in their respective local currencies. The increase in southern African costs was largely as a result of the acquisition of Profurn. Salary increases for union members, which are negotiated in terms of a two year agreement, were revised upwards by 7% in the period under review. The increases in European costs were largely due to the opening of new stores.

The amount of R188 million reflected under corporate in the segmental analysis includes expenses of R65,3 million relating to both historic and acquired operations which are of a non-recurring nature and therefore cannot be allocated to the individual chains without distorting the ratios.

Operating income grew by 124% to R684 million with operating margins improving to 14,4% from 12,6%.

Headline earnings increased by 140% to R452 million (2003: R188 million). Headline earnings per share rose by 63% after taking into account the 53,7 million shares issued for the acquisition of Profurn.

In comparison to receivables at the year end, net instalment sale receivables grew by 4,0% to R4,7 billion, while the deposit rate on credit sales increased across the chains. Total provisions as a percentage of gross instalment sale receivables were 32,6%, compared to 24,3% at the end of the comparable period and 31,9% at the last year end. The Group continues to insure its South African instalment sale receivables.

No write backs were made of any "at acquisition" provisions raised at the time of acquiring Profurn. The Group is in the process of finalising the fair values of the assets and liabilities acquired from Profurn and has until the end of this financial year to finalise the allocation of these acquisition values. Included in the balance sheet is an amount of R299 million as a provisional trademark. This amount will be adjusted to reflect the final allocation of the acquisition values, consequently, the income statement amortisation of the trademark (provisional) may require adjustment.

Bad debts written off increased from 2,7% to 3,3% of gross receivables. These write-offs were made across almost all chains and further enhanced the quality of the receivables book. Receivables in arrears represented 14,9% of gross receivables, down from 17,4% at the last year end. It is significant to note that the Rand amount of arrears reduced on an enlarged receivables book. The average length of the book in the historic operations declined to 14,7 months from 15,3 months at last year end.

Notwithstanding significant increases in sales, inventories rose only marginally since last year end.

Net gearing declined to 17,1% from 26,3% at last year end on the back of strong cash generation. The target gearing ratio remains between 35% and 50%.

Cash generated by operations increased to R469 million (2003: R42 million) as cash generated by trading increased to R745 million from R333 million in the comparable period. Cash utilised in the increase in working capital amounted to R276 million (2003: R291 million).

The number of account holders has grown by 4% to 1,89 million since the last year end.

Operational review

Morkels, Barnetts and Hi-Fi Corporation, the ex-Profurn operations, were fully integrated into the Group at the commencement of this financial year, allowing management to focus on extracting further operational efficiencies. The full overhaul and assimilation of these chains' outdated IT systems remain a challenge. This issue aside, great successes have been achieved in bringing the levels of operational efficiencies in these stores up to those of the historic JD operations. It is envisaged that outstanding issues will be resolved within the next 12 months.

All our chains achieved substantial revenue growth. Bradlows' results are impacted upon by the inclusion of the ex-Profurn stores that have been converted in the period, as well as the net reduction of four stores. On a like-for-like basis Bradlows' sale of merchandise increased by 15,9%.

Revenue growth combined with marked improvements in the operating margins contributed to robust operating income growth. Most notably Joshua Doore, Bradlows and Electric Express achieved margin gains. Since year end the ex-Profurn chains have also grown their margins, notably in Hi-Fi Corporation.

BoConcept®

No new stores were opened during the period as management focused their attentions on addressing the operational issues. Problems in the supply chain, discussed in the past annual financial statements, remain a challenge. Due to internal issues, Club 8, the BoConcept® franchisor, has been unable to comply with the supply level agreements entered into with our BoConcept® stores. Management is in the process of reviewing its options and a final decision regarding our investment will be made by the financial year end.

Abra

Much progress has been made since the end of the last reporting period. The store base has grown from 26 at last year end to 33. Of these, 30 are now making a positive contribution as opposed to nine of the 26 in the previous year.

The operating margin has improved to a negative 3,7% (2003: negative 6,7%). Our primary objective over the next period is to expand our store base and to focus on the development of our employees. We anticipate that by year end we will have grown our store base to more than 40 and we expect the chain will be at break even point.

Nedcor alliance

The number of in-store points of presence ("pop") has been maintained at 143. The alliance continues to follow a prudent approach in all product offerings to its target market. Progress has been made in ensuring a smoother and more efficient interaction between the in-store pops and the Nedcor infrastructure.

The Nedcor Group has indicated that they require until June/July 2004 to finalise their mass retail business model. A further announcement will be made in this regard in due course.

Strategic review and objectives

As a Group, we are engaged in a process of defining more clearly the market space in which each of our brands trade. Our intention is to minimise competitive overlap and to better understand our customers' needs. This process of differentiation has gained significant momentum.

After the very successful integration of Profurn, the focus is now on improving efficiencies. We remain committed to our stated strategy of diversifying our earnings through the provision of financial services and expanding our offshore operations.

Group prospects and outlook

The momentum of sales since the end of the interim period remains buoyant. All our brands continue to show real growth on the previous year. This performance is matched on the collections side of our receivables. There is every likelihood that these trends can be expected to continue for the foreseeable future as the growth of an economically viable middle class gains momentum.

The enhanced cash flow places the Group in the enviable position to pursue growth without the constraint of overtrading. Our optimism is tempered by the significant threat that the strength of the Rand will jeopardise current employment levels and future job creation.

Corporate governance

JD Group complies with the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance and the JSE Securities Exchange South Africa Listings Requirements.

Triple bottom line

The Group's commitment to support HIV/AIDS interventions, sound labour relations, enhanced skills training and the development of our people in an environment which allows employees to develop to their fullest potential, continues as scheduled. Black Economic Empowerment within our South African communities remains an integral part of the Group's strategy.

Directorate

Mr JHC Kok was appointed as an executive director with effect from 1 March 2004.

I-proxy

Shareholders are encouraged to register to receive shareholder information electronically. This facility is available following requisite changes having been made to the Group's Articles of Association. Shareholders are encouraged to visit www.jdg.co.za to register and receive further information.

Declaration of interim dividend number 41

Notice is hereby given that the board of directors has declared an interim dividend of 90 cents per share (2003: 42 cents per share) for the six months ended 29 February 2004. The dividend has been declared in the currency of the Republic of South Africa.

In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

Last day to trade cum dividend	Friday, 4 June 2004
Trading ex dividend commences	Monday, 7 June 2004
Record date	Friday, 11 June 2004
Dividend payment date	Monday, 14 June 2004

Share certificates may not be dematerialised nor may transfers between South African and Namibian registers take place between Monday, 7 June 2004 and Friday, 11 June 2004, both days inclusive.

Review by the independent auditors

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the Group's registered office.

For and on behalf of the board

David Sussman
Executive Chairman

Gerald Völkel
Financial Director

Johannesburg
18 May 2004

Administration

JD Group Limited ('JD' or 'the Group')
Registration number 1981/009108/06 JSE code: JDG NSX code: JDL
ISIN: ZAE000030771

Registered office

11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000), Telephone: +27 11 408 0408, Facsimile: +27 11 408 0604

Transfer secretaries

South Africa
Computershare Limited
70 Marshall Street, Johannesburg, 2001, (PO Box 61051, Marshalltown, 2107)
Telephone: +27 11 370 5000, Facsimile: +27 11 370 5663
Namibia
Transfer Secretaries (Proprietary) Limited
Shop 12, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia
Telephone: +264 61 227647, Facsimile: +264 61 248531

Lead sponsor

South Africa
Barnard Jacobs Mellet Corporate Finance (Proprietary) Limited
Barnard Jacobs Mellet House, 5 Sturdee Avenue, Rosebank, 2196
Telephone: +27 11 283 0300, Facsimile: +27 11 283 0309

Joint sponsor

South Africa
PSG Capital Limited
Woodmead Estate, 1 Woodmead Drive, Woodmead, 2157
Telephone: +27 11 797 8400, Facsimile: +27 11 797 8435

Sponsoring broker

Namibia
Simonis Storm Securities (Proprietary) Limited, (Registration number 96/421)
Suite C, 152 Robert Mugabe Avenue, Windhoek, (PO Box 3970, Windhoek, Namibia)
Telephone: +264 61 254194, Facsimile: +264 61 254193

Executive directors

ID Sussman (Executive Chairman), HC Strauss (Chief Executive Officer), JL Bezuidenhout, JHC Kok, G Völkel

Non-executive director

IS Levy

Independent non-executive directors

ME King, Dr D Konar, M Lock, MJ Shaw

Company secretary

MI Jaye

Email

info@jdg.co.za

Enquiries:

JD Group Limited Tel: + 27 (0) 11 408 0408
David Sussman, Executive Chairman
Jan Bezuidenhout, Director – Corporate Services
College Hill South Africa Tel: + 27 (0) 11 447 3030
Angela Parr
Sam Denoon-Stevens

abra

Barnetts Furnishers

Bo concept

Bradlows

The Bradlows Difference

Electric Express

Hi-Fi Corporation

Joshua Doore

Morkels

Price 'n Pride

Russells

See how little style costs

JD
GROUP